United States securities and exchange commission logo





                          October 3, 2022

       Mini Krishnamoorthy
       Chief Financial Officer
       KludeIn I Acquisition Corp.
       1096 Keeler Avenue
       Berkeley, CA 94708

                                                        Re: KludeIn I
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed September 9,
2022
                                                            File No. 333-265952

       Dear Mini Krishnamoorthy:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2022 letter.

       Amendment No. 1 to Form S-4 filed September 9, 2022

       Summary of the Proxy Statement/Prospectus
       Organizational Structure, page 11

   1. We note your disclosure on page 12 of the post-transaction ownership percentages under both a no redemption
and a maximum contractual redemption scenario. Your footnotes to this table state the
maximum redemption scenario assumes 916,765 shares are redeemed for a payment of $9.2
million. However, elsewhere in the filing you state the maximum redemption scenario
assumes 1,002,575 shares are redeemed for a payment of $10.1 million. Please revise
or advise.
 Mini Krishnamoorthy
FirstName  LastNameMini
KludeIn I Acquisition Corp.Krishnamoorthy
Comapany
October    NameKludeIn I Acquisition Corp.
        3, 2022
October
Page 2 3, 2022 Page 2
FirstName LastName
Interests of KludeIns Directors and Officers and Others in the Business Combination, page 22

2. Please describe with specificity the services that the IPO Underwriters are providing to the parties in connection with the Business Combination.
Risk Factors
We have significant customer concentration..., page 66

3. We note your response to prior comment 8. Please advise us whether Near's Channel
         Partner Agreement with its largest customer is a material agreement on which Near is substantially dependent. Refer to Item 601(b)(10)(ii)(b) of Regulation S-K.
Unaudited Pro Forma Condensed Combined Financial Information
Anticipated Accounting Treatment, page 167

4. We note you revised your disclosures in response to prior comment 15 to now indicate throughout the filing that the board of directors of the post-combination company will consist of five (5) members. Please reconcile this disclosure with
Article 5.17 of the
         Agreement and Plan of Merger found in Annex A, which refers to a seven
(7) member
         board following the merger.
Unaudited Pro Forma Condensed Combined Statement of Operations for the Year
Ended
December 31, 2021, page 171

5. We note your response to prior comment 17. However, it is unclear what revisions you made as the Near Pro Forma net loss here still does not agree to the disclosure on page F-
         69. Please revise as previously requested.
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 174

6. Please revise footnote (2) to refer to the pro forma balance sheet adjustment in Entry #2(4)
         rather than #2(3) as currently disclosed.
Note 4. Net Income/(Loss) per Share, page 175

7. We note your revised disclosures in response to prior comment 18. Please also revise here to address how the execution of this agreement might impact pro forma net income (loss)
         per share.
Information About Near
Overview, page 193

8. We note your revised disclosures and response to prior comment 21, including the additional disclosure that Near tracks information from 2.6 billion unique devices.
 Mini Krishnamoorthy
KludeIn I Acquisition Corp.
October 3, 2022
Page 3
         However, your current disclosure does not appear to address how you calculate the 1.6 billion unique user IDs and the 70 million points of interest. Please revise to clearly explain how you calculate and track these two measures. Please ensure your disclosures address how you determine that each user ID is truly unique and define what is meant by
         "points of interest." Additionally, we note the disclosure on page F-43 continues to refer to "70 million places." Please revise accordingly.
Our Growth Strategies, page 198

9. We note your revised disclosure and response to prior comment 24. We also note your disclosure here that your customer base grew by 56% over the last five quarters; your disclosure on page 209 that you have over 300 customers as of December 31, 2021 (more than doubling since 2020); and your disclosures elsewhere that you continue to highlight both acquiring and expanding your customer base as key elements to your growth strategy. Please revise to disclose total customer count for each period presented in order to add more context and clarity to these disclosures.
Customers, page 199

10. We note your revised disclosures and response to prior comment 32. However, we note that you continue to refer to Allspark as an "advertising product" on page 200 and you continue to discuss how customers can pay a "committed spend" for advertising that is based on "tiered pricing" on pages 202 and 209. As your response indicates that you charge customers only a singular fee for a subscription to the Near platform, please revise throughout this filing to clarify whether or not you charge customers based on a tiered pricing model. Additionally, revise throughout to consistently refer to your
         Allspark product, and any other similar products, as market intelligence products rather than advertising products since you do not appear to offer advertising services.
Management's Discussion and Analysis and Results of Operations of Near
Key Performance Metric - Net Revenue Retention, page 208

11. We note your revised disclosures and response to prior comment 19. Please further revise to disclose the net revenue retention rate for each corresponding prior year period, such as of December 31, 2020 and June 30, 2021, for comparative purposes. Near Intelligence Holdings Inc. and Subsidiaries
Note 2. Summary of significant accounting policies
q) Revenue recognition, page F-63

12. We note your revised disclosures and response to prior comment 30. However, we note
FirstName LastNameMini Krishnamoorthy
       that you continue to refer to customers purchasing a "license" and/or a "firm number of
Comapany    NameKludeIn
       deliverables"         I Acquisition
                     elsewhere              Corp.
                                  in the filing, such as on pages 198, 202 and
209. Please revise
Octoberthroughout the 3filing to consistently refer to your subscription revenue offerings.
         3, 2022 Page
FirstName LastName
 Mini Krishnamoorthy
FirstName  LastNameMini
KludeIn I Acquisition Corp.Krishnamoorthy
Comapany
October    NameKludeIn I Acquisition Corp.
        3, 2022
October
Page 4 3, 2022 Page 4
FirstName LastName
13. We note the cross-reference to Note 17 in the sale of operational products discussion on page F-65. It appears that you may have intended to reference the revenue footnote (Note
         20). We note a similar cross-reference in your disclosure on page 221. Please revise or advise.
Note 20. Revenue, page F-85

14. We note your response and revised disclosures to prior comment 8. You previously disclosed that you had two significant customers as of December 31, 2021 that represented 29.5% and 16.7% of total revenue, respectively. However, your disclosure here and on page 66 now refer to only one customer as of December 31, 2021 who represented 29.5% of total revenue. Please explain the change from your previous disclosures. In this regard, we note that as of June 30, 2022, two customers now individually represent 30.5% and 16.4% of total revenues. Further, revise the risk factor disclosure noted herein to also refer to the customer that comprised 16.4% of your total revenue, to date, in fiscal 2022.
Near Intelligence Holdings Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements Unaudited
Note 10. Borrowings, page F-111

15. We note you modified certain terms of the Harbert loan in April 2022. Please tell us how you considered the guidance in ASC 470-50-40-6 in determining that this did not qualify as a debt extinguishment.
Note 12. Employee Stock Option Plan 2014 ("ESOP 2014")
2022 Employee Restricted Stock Unit Plan ("RSU Plan"), page F-115

16. You state that the estimated fair value for the RSUs granted on May 12, 2022 was based on the fair value of Near's common stock assuming an implied equity value in the Merger
         Transaction of approximately $675 million. Please provide us with the calculations that support the $1,397.51 per share valuation of the RSUs based on the $675 million valuation, and explain any difference between the per share valuation used and such calculations.
Exhibits

17. Please revise to provide an updated auditor consent from KNAV PA for the UberMedia,
         Inc. financial statements included within this filing.
 Mini Krishnamoorthy
FirstName  LastNameMini
KludeIn I Acquisition Corp.Krishnamoorthy
Comapany
October    NameKludeIn I Acquisition Corp.
        3, 2022
October
Page 5 3, 2022 Page 5
FirstName LastName
       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Joshua Shainess, Legal Branch Chief, at
(202) 551-
7951 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology